Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934



For the month of October 2002                     Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)


                                 Rio Amazonas 43
                   Col. Cuauhtemoc, 06500 Mexico D.F., Mexico
                          (Address of principal office)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

PRESS RELEASE                                [COCA COLA FEMSA GRAPHIC--OMITTED]
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

 COCA-COLA FEMSA Announces 12.6% Operating Profit Growth for Third-Quarter 2002

                               THIRD-QUARTER 2002
                               ------------------

>> Consolidated total revenues increased by 5.3% as a result of a 6.4% increase in revenues in the Mexican territories that offset the 8.1% decline in revenues in Argentina.
>> Consolidated operating income increased by 12.6% to Ps.1,104.7 million, for a total consolidated operating margin of 25.4%, an increase of 1.6 percentage points as compared to third-quarter 2001.
>> Consolidated earnings before interest, tax, depreciation, and amortization
   ("EBITDA")(4) increased by 7.7% over the third quarter of 2001, reaching Ps.1,345.6 million.
>> Excluding one-time non-cash impairment charges(5), consolidated net income increased by 16.6% to Ps.629.8 million, resulting in earnings per share (EPS) of Ps.0.442 (U.S.$0.432 per ADR).

Mexico City (October 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina in terms of volume sales, announced today its consolidated results for the third quarter of 2002.

"Our company continues to launch new products and packaging presentations, and to enter new beverage categories with the marketing and creative support of the Coca-Cola Company. We are further reinforcing our brand portfolio's price points and implementing marketing strategies to better enable our clients to satisfy efficiently our consumers' growing demand for our products." stated Carlos Salazar, Chief Executive Officer of the Company.

-------------
4 Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, management believes that reporting EBITDA is an industry standard and is a useful measure
5 See Argentina Goodwill Impairment, page 5

CONSOLIDATED RESULTS

Consolidated revenues increased by 5.3% to Ps.4,342.2 million for the third quarter of 2002. Volume growth of 4.0%, (excluding powdered products)(6) in our Mexican operations compensated for the 8.4% decrease in volume sales in Argentina. Third-quarter 2002 consolidated operating income increased by 12.6% over the same period in 2001.

Consolidated EBITDA grew by 7.7%, reaching Ps.1,345.6 million for the third quarter of 2002. EBITDA margin increased slightly to 31.0%, as compared to 30.3% in the third quarter of 2001. This increase occurred mainly as a result of the greater absorption of fixed costs generated by the volume growth during the quarter and the price increases implemented during the first quarter of 2002 in Mexico.

The integral cost of financing(7) totaled Ps.77.7 million during the third quarter of 2002, a 73.4% increase as compared to the same period in 2001. This was due mainly to (i) a decrease in the interest rates applied to our net cash balance, (ii) the foreign exchange loss generated by the impact of the depreciation of the Mexican peso against the U.S. dollar on our U.S. dollar-denominated net liabilities position, and (iii) the monetary position loss generated by the inflation rate for the quarter applied to our net monetary position in Mexico and Argentina.

We recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 383.5 million for the third quarter of 2002, representing a 37.8% average annual effective tax rate, as compared to a 41.9% in the third quarter of 2001 due to the reduction of deferred taxes resulting from the changes to the Mexican income tax legislation, which will gradually lower the income tax rate from 35% in 2002 to 32% in 2005.

BALANCE SHEET

On September 30, 2002, we recorded a cash balance of Ps.5,510.0 million (U.S.$538.1 million) and a total bank debt position of Ps.3,155.6 million (U.S.$308.2 million). As compared to June 30, 2002, this represents a U.S.$77.3 million increase in cash and cash equivalents during the quarter.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.4,059.7 million, a 6.4% increase over the third quarter of 2001. Excluding powdered products, sales volume for the quarter reached 127.1 million unit cases ("MUC")(8), a 4.0% improvement over the third quarter of 2001 and the average unit price per case was Ps.31.8.

-----------
6 We distribute Coca-Cola Co. trademark powdered products under the Kin light brand, a diet flavored powder.
7 The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income,
(ii) net foreign exchange gains or losses, and (iii) inflation of our monetary position.
8 The unit case is a unit measurement equal to 24 eight-ounce servings.

The following chart sets forth sales volume and average unit price per case for the third quarter of 2002 as well as percent growth over the third quarter of 2001 in our Mexican territories.

                                            Excluding Kin light                     Including Kin light
                                   ----------------------------------        ----------------------------------
                                         Total            % Growth                 Total           % Growth
                                   ---------------    ---------------        ---------------    ---------------
Sales Volume (MUC)................       127.1                4.0                  130.5              6.8
Avg. Unit Price................... Ps.    31.8                2.0             Ps.   30.9             (0.6)


The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of cola-flavored beverages by 1.2% for the third quarter of 2002, (ii) the solid performance of Mundet, which represented 3.2% of the total product mix during the third quarter of 2002, and (iii) the volume increase in Ciel, the Coca-Cola trademark still water brand, which grew by 27.0% as compared to the third quarter of 2001.

We continue to promote our Kin light brand powdered beverage in order to better examine this category's potential and evaluate consumption patterns and price strategies.

Gross Profit

Gross profit grew by 8.0% in the third quarter of 2002. As a percentage of total sales, cost of sales decreased by 0.8 percentage points during the third-quarter 2002 due to the greater absorption of fixed costs resulting from the increase in sales volume.

Income from Operations

Administrative expenses for the third quarter of 2002 increased by 7.8% as compared to the same period in 2001, mainly due to changes in payroll tax legislation adopted at the beginning of the year, although they remained almost flat as a percentage of total sales.

Selling expenses for the third quarter of 2002 increased by 3.4% as compared to the third quarter of 2001, mainly driven by higher marketing expenses derived from several new products introduced during the quarter, although as a percentage of total sales they decreased by 0.5 percentage points.

Improved sales volume resulted in an operating profit increase of 11.7% during the third quarter of 2002. Operating margin rose from 25.8% for the third quarter of 2001 to 27.1% for the same period in 2002. Third-quarter 2002 EBITDA totaled Ps.1,295.4 million (U.S.$126.5 million), a 7.3% increase over the third quarter of 2001.

ARGENTINE OPERATING RESULTS

Adverse economic conditions in Argentina have continued to affect our Argentine market. Based on government figures, the unemployment rate recorded totaled approximately 25% during the first nine months of 2002, and the estimated decrease in GDP was 14.8% for the same period.

Revenues

Due to the introduction of the new returnable package, sales volume declined 8.4% during the third quarter of 2002 as compared to the 21.7% decline in the second quarter and the 14% industry-wide sales volume decrease during the same period.

Our recovery was mainly due to the performance of our recently launched 1.25-liter returnable glass presentation for Coca-Cola and Sprite, which represented almost 17% of the total product mix during the quarter. This strategy reduces the market share of our B-Brand competitors and is being accelerated by the migration from our one-way value-protection brands to returnable core brand presentations, leading to a more profitable volume recovery.

Revenues for the third quarter of 2002 decreased by 8.1% as a result of the average unit price decrease of 2.2% and a sales volume decline of 8.4%.

Other revenues during the third quarter of 2002 increased by 59.5% as compared to the same period of 2001, representing mainly sales from toll bottling for other bottlers of the Coca-Cola system in Argentina.

Gross Profit

Gross profit decreased by 30.4% in the third quarter of 2002 as a result of a larger depreciation charge in Argentine pesos related to our U.S.
dollar-denominated assets, lower sales volume and higher prices of raw materials.

Income from Operations

The savings achieved through headcount reductions and cost optimization were offset by the depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment resulting in an increase of 1.1 percentage points in administrative expenses, as a percentage of total sales, over the same quarter in 2001.

As a percentage of total sales, selling expenses decreased by 8.7 percentage points during third-quarter 2002, representing a 31.7% decrease in absolute terms during the third quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization, (iii) reduction in sales commissions, and (iv) reduction in transportation expenses.

Despite the adverse economic environment in Argentina and as a result of a well designed commercial strategy and cost optimization efforts, we achieved a positive operating profit of A$2.6 million during the third quarter of 2002. Third-quarter 2002 EBITDA totaled A$18.4 million, reaching a 17.8% margin, an increase of 4.3 percentage points as compared to the same period in 2001.

"Our returnable packaging presentation strategy is working better than planned. In Buenos Aires, our recently launched 1.25-liter returnable glass presentation accounted for more than 15% of total sales volume during each of the last three months. The implementation of this strategy allows us to build barriers of entry against our low-price brand competitors, which in turn helps us gain further market share, strengthen the brand awareness of Coca-Cola and Sprite, and provide the appropriate packaging presentation that our clients demand to fulfill the desire and consumption occasions of our Argentine consumers" stated Carlos Salazar, Chief Executive Officer of the Company.

ARGENTINE GOODWILL IMPAIRMENT

Due to the uncertainty and the instability of the economic environment in Argentina, we wrote down A$137.8 million (U.S.$36.9 million) related to the goodwill generated by the acquisition of the territories served by Coca-Cola FEMSA de Buenos Aires ("KOFBA"), adjusting the current net asset value of our Argentine subsidiary to A$295.9 million (U.S.$79.1 million). This impairment was recorded as a one-time non-cash extraordinary event in our consolidated income statement. Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of September 30, 2002 amounted to A$52.0 million.

At the same time, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current volatility of exchange rate and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Auditing Committee of our Board of Directors supported this determination.

"Due to the ongoing uncertainty in Argentina, we have proactively decided to take a one-time non-cash impairment, writing off a significant amount of the goodwill related to Argentina and discontinued recording the net asset value of our Argentine subsidiary as a hedge for the majority of our dollar-denominated liabilities given the current devaluation of the Argentine peso against the U.S. dollar. Going forward, consolidated net income, and as a consequence, earnings per share, will reflect a clearer and more meaningful result of the underlying performance of our operations," stated Hector Trevino, Chief Financial and Administrative officer of the Company.

RECENT DEVELOPMENTS

During the third quarter of 2002, we launched the following new products/packages in our Mexican territories:

     o Nestea, a lemon-flavored iced tea, created as part of a joint-venture between Coca-Cola and Nestle, was launched in a 400-ml non-returnable pet presentation, targeting adult consumers from mid-to-high economic levels.

     o Beat, a new Coca-Cola trademark citrus flavored brand, was launched in a 250-ml non-returnable pet, can and 600-ml non-returnable pet presentations. Teenagers are our target market for this brand.

     o We launched a 2.0-liter non-returnable pet presentation for Senzao, expanding our brand portfolio in order to fulfill consumer demand.

     o We introduced a 5.0-liter non-returnable pet presentation of Ciel, the Coca-Cola trademark still water brand, reinforcing our water strategy. We believe there is an important market opportunity in the take-home water segment.


SUMMARY OF NINE MONTHS RESULTS

For the nine months ended September 30, 2002, consolidated sales volume reached
449.2 MUC (excluding powdered products), remaining almost flat as compared to the same period in 2001. Although sales volume in Buenos Aires fell by 16.1% during this period, it was offset by a volume increase in the Mexican territories of 3.9% during the first nine months of 2002.

Excluding powdered products, consolidated average unit price per case increased by 6.0% during the first nine months of 2002, as compared to the same period in 2001. The consolidated increase was attributable to price increases in both the Mexican and Argentine territories during the first nine months of 2002.

Gross operating margin as a percentage of net sales increased by 1.0 percentage points, from 53.4% in the first nine months of 2001 to 54.4% during the same period in 2002. Consolidated operating expenses increased by 2.7%, but decreased as a percentage of total revenues, from 29.9% during the first nine months of 2001 to 29.0% for the same period in 2002.

Operating income increased by 15.8% to Ps.3,212.0 million and EBITDA reached Ps.3,947.4 million, an increase of 10.9%, both as compared to the first nine months of 2001. Our Argentine operations represented 3.4% of consolidated EBITDA during the first nine months of 2002.

Excluding the one-time non-cash impairment charges related to our Argentine operations, consolidated net income increased by 46.9% to Ps.2,179.0, resulting in earnings per share (EPS) of Ps.1.529 (U.S.$1.49 per ADR).

GROWTH EXPECTATIONS 2002

Management continues to expect volume growth in the Mexican territories to increase in the range of 3%-5% in 2002 and expects increases in operating income for the Mexican operations to be in the range of 14%-16% during 2002.

Given the success of our returnable strategy as implemented in Buenos Aires and the strong efforts to rationalize costs, we expect EBITDA in connection with our Buenos Aires operations to reach approximately A$75.0 million during 2002.

CONFERENCE CALL INFORMATION

Our Third-Quarter 2002 Conference Call will be held on: Friday, October 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-482-0024, International:
617-801-9702.

If you are unable to participate live, an instant replay of the conference call will be available through November 1, 2002. To listen to the replay please dial:
Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 63094

                                      o o o

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.4% of Coca-Cola global sales, 25.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

                                      o o o

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the September 30, 2002 exchange rate of Ps. 2.738 per A$1.00. In addition, all comparisons in this report for the third quarter of 2002, which ended on September 30, 2002, in this report are made against the figures for the comparable period, third quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                      o o o
                          (4 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of September  30, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of September 30, 2002
------------------------------------------------------------   ---------------------------------------------------------------------
ASSETS                                  2002        2001       LIABILITIES & STOCKHOLDERS' EQUITY               2002        2001
------------------------------------------------------------   ---------------------------------------------------------------------
Current Assets                                                 Current Liabilities
  Cash and cash equivalents         Ps.  5,510  Ps.  4,442       Short-term bank loans, notes and interest
------------------------------------------------------------        payable                                  Ps.    144  Ps.     78
  Accounts receivable:                                           Suppliers                                        1,168       1,463
   Trade                                   345         570       Accounts payable and others                        540         457
   Notes                                     9          23       Taxes payable                                      193         376
   Prepaid taxes                           182           2     Total Current Liabilities                          2,045       2,374
   Other                                   257         321     Long-term bank loans                               3,105       2,900
------------------------------------------------------------   Pension plan and seniority premium                   175         170
                                           793         916     Other liabilities                                  1,286         999
------------------------------------------------------------   ---------------------------------------------------------------------
  Inventories                              813         559     Total Liabilities                                  6,611       6,443
  Prepaid expenses                          43          26     ---------------------------------------------------------------------
------------------------------------------------------------   Stockholders' Equity
Total current assets                     7,159       5,943     Minority interest                                      0           0
------------------------------------------------------------   Majority interest:
Property, plant and equipment                                    Capital stock                                    2,330       2,330
  Land                                     750         736       Additional paid in capital                       1,639       1,639
  Buildings, machinery and equipment     8,249       7,754       Retained earnings of prior years                 6,509       4,935
  Accumulated depreciation              (3,018)     (2,538)      Net income for the period                        1,802       2,149
  Construction in progress                 402         299       Cumulative results of holding
  Bottles and cases                        297         207          non-monetarysassetsnetarios                  (4,124)     (3,605)
------------------------------------------------------------   ---------------------------------------------------------------------
Total property, plant and equipment      6,680       6,458     Total majority interest                            8,156       7,448
------------------------------------------------------------   ---------------------------------------------------------------------
Investment in shares                       107         119     Total stockholders' equity                         8,156       7,448
Deferred charges, net                      572         510     ---------------------------------------------------------------------
Goodwill, net                              249         861     TOTAL LIABILITIES & EQUITY                    Ps. 14,767  Ps. 13,891
------------------------------------------------------------   =====================================================================
TOTAL ASSETS                         Ps. 14,767  Ps. 13,891
============================================================

                     Mexican Inflation December 2001 - September 2002                                  3.94%
                     Argentine Inflation December 2001 - September 2002                               39.81%
                     Mexican Peso / U.S.Dollar at September 30, 2002                                  10.240

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2002 and 2001
Expressed in currency with purchasing power as of  September 30, 2002

                                     -------------------------------------------------------------  --------------------------
                                              Consolidated                   Mexican Operations       Buenos Aires Operation
                                     -------------------------------------------------------------  --------------------------
                                                           (Millions of Mexican                         Millions of Argentine
                                                                Pesos)(1)                                      Pesos)((1)
                                     -------------------------------------------------------------  --------------------------
                                        2002      2001     % VAR        2002      2001   % VAR         2002     2001   % VAR
----------------------------------   ----------------------------  -------------------------------  --------------------------
Sales volume (millions unit cases)     157.7     151.9       3.7       130.5     122.2     6.8         27.2     29.7    (8.4)
Average unit price per case            27.29     27.00       1.1       30.94     31.13   (0.6)         3.58     3.66    (2.2)
----------------------------------   ----------------------------  -------------------------------  --------------------------
Net revenues                         4,304.2   4,100.9       5.0     4,037.6   3,803.7     6.1         97.3    108.6   (10.4)
Other operating revenues                38.0      22.7      67.4        22.1      12.5    76.8          5.9      3.7     59.5
----------------------------------   ----------------------------  -------------------------------  --------------------------
Total revenues                       4,342.2   4,123.6       5.3     4,059.7   3,816.2     6.4        103.2    112.3    (8.1)
Cost of sales                        1,981.8   1,887.5       5.0     1,796.5   1,719.7     4.5         67.7     61.3     10.4
----------------------------------   ----------------------------  -------------------------------  --------------------------
Gross profit                         2,360.4   2,236.1       5.6     2,263.2   2,096.5     8.0         35.5     51.0   (30.4)
----------------------------------   ----------------------------  -------------------------------  --------------------------
     Administrative expenses           349.6     324.0       7.9       330.4     306.5     7.8          7.0      6.4      9.4
     Selling expenses                  901.3     906.9     (0.6)       830.4     803.3     3.4         25.9     37.9   (31.7)
----------------------------------   ----------------------------  -------------------------------  --------------------------
Operating expenses                   1,250.9   1,230.9       1.6      1,160.8  1,109.8     4.6         32.9     44.3   (25.7)
----------------------------------   ----------------------------  -------------------------------  --------------------------
Goodwill amortization                    4.8      24.5    (80.4)         1.9       1.9      -            -       1.2  (100.0)
----------------------------------   ----------------------------  -------------------------------  --------------------------
Operating income                     1,104.7     980.7      12.6     1,100.5     984.8    11.7          2.6      5.5   (52.7)
----------------------------------   ----------------------------  -------------------------------  --------------------------
  Interest expense                      81.6      83.2     (1.9)
  Interest income                       61.2      64.9     (5.7)
  Interest expense, net                 20.4      18.2      12.1
  Foreign exchange loss (gain)          25.9    (28.1)   (192.2)
  Loss (gain) on monetary position      31.4      54.7    (42.6)
----------------------------------   ----------------------------
Integral cost of financing              77.7      44.8      73.4
Other (income) expenses, net            13.7       6.9      99.1
----------------------------------   ----------------------------
Income before taxes                  1,013.3     929.0      9.1
Taxes                                  383.5     388.9     (1.4)
----------------------------------   ----------------------------
Goodwill Impairment                  (377.4)        -        NA
----------------------------------   ----------------------------
Consolidated net income                252.4     540.1    (53.3)
----------------------------------   ----------------------------
Majority net income                    252.4     540.1    (53.3)
----------------------------------   ----------------------------  -------------------------------  --------------------------
EBITDA (2)                           1,345.6   1,249.3       7.7       1,295.4  1,207.6   7.3          18.4     15.2     21.1
----------------------------------   ----------------------------  -------------------------------  --------------------------
(1) Except volume and average price per unit case figures.
(2) Income from operations and depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                                     Mexican Inflation June 2002 - September 2002                1.27%
                                     Argentine Inflation  June 2002 -September 2002              6.75%
                                     Mexican peso / U.S.dollar at September 30, 2002            10.240
                                     Argentine peso / U.S. dollar at September 30,2002           3.740
                                     Mexican peso / Argentine peso at September 30 2002          2.738

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2002 and 2001
Expressed in currency with purchasing power as of  September 30, 2002

                                     -------------------------------------------------------  -------------------------
                                              Consolidated             Mexican Operations      Buenos Aires Operation
                                     -------------------------------------------------------  -------------------------
                                                           (Millions of Mexican                   Millions of Argentine
                                                                Pesos)(1)                                Pesos)((1)
                                     -------------------------------------------------------  -------------------------
                                         2002      2001     % VAR      2002     2001   % VAR      2002     2001   % VAR
----------------------------------   ----------------------------  -------------------------  -------------------------
Sales Volume(millions unit cases)       455.3     450.6       1.0     375.5    355.5     5.6      79.8     95.1  (16.1)
Average unit price per case             27.88     26.67       4.5     31.63    31.10     1.7      3.74     3.69     1.4
----------------------------------   ----------------------------- -------------------------  -------------------------
Net revenues                         12,694.0  12,017.3       5.6  11,877.2 11,057.0     7.4     298.3    350.7  (14.9)
Other operating revenues                 93.0      80.4      15.7      53.5     46.1    16.1      14.4     12.6    14.3
----------------------------------   ----------------------------- -------------------------  -------------------------
Total revenues                       12,787.0  12,097.7       5.7  11,930.7 11,103.1     7.5     312.7    363.3  (13.9)
Cost of sales                         5,832.5   5,634.6       3.5   5,270.4  5,093.1     3.5     205.3    197.8     3.8
----------------------------------   ----------------------------- -------------------------  -------------------------
Gross profit                          6,954.5   6,463.1       7.6   6,660.3  6,010.0    10.8     107.4    165.5  (35.1)
----------------------------------   ----------------------------- -------------------------  -------------------------
     Administrative expenses          1,005.5     930.8       8.0     946.7    877.3     7.9      21.5     19.5    10.3
     Selling expenses                 2,706.1   2,684.1       0.8   2,489.8  2,366.8     5.2      79.0    115.9  (31.8)
----------------------------------   ----------------------------- -------------------------  -------------------------
Operating expenses                    3,711.6   3,614.9       2.7   3,436.5  3,244.1     5.9     100.5    135.4  (25.8)
----------------------------------   ----------------------------- -------------------------  -------------------------
Goodwill amortization                    30.9      74.0    (58.2)       5.8      5.8   (0.0)       2.3      3.6  (36.1)
----------------------------------   ----------------------------- -------------------------  -------------------------
Operating income                      3,212.0   2,774.2      15.8   3,218.0  2,760.1    16.6       4.6     26.5   (82.6)
----------------------------------   ----------------------------- -------------------------  -------------------------
  Interest expense                      236.8     247.2     (4.2)
  Interest income                       178.2     203.4    (12.4)
  Interest expense, net                  58.6      43.8     33.8
  Foreign exchange loss (gain)        (130.1)      47.0   (376.8)
  Loss (gain) on monetary position    (411.2)      41.4 (1,093.2)
----------------------------------   ----------------------------
Integral cost of financing            (482.7)     132.2   (465.1)
Other (income) expenses, net             64.0    (12.3)   (620.7)
----------------------------------   ----------------------------
Income before taxes                   3,630.7   2,654.3      36.8
Taxes                                 1,451.7   1,142.8      27.0
----------------------------------  -----------------------------
Goodwill Impairment                   (377.4)        -         NA
----------------------------------  -----------------------------
Effect of changes in accounting
principles (2)                            -      (28.4)        NA
----------------------------------  -----------------------------
Consolidated net income               1,801.6   1,483.1      21.5
----------------------------------  -----------------------------
Majority net income                   1,801.6   1,483.1      21.5
----------------------------------  -----------------------------  -------------------------     --------------------------
EBITDA (3)                            3,947.4   3,559.7      10.9   3,811.7  3,408.0    11.8      49.6     55.4  (10.5)
----------------------------------  -----------------------------  -------------------------     -------------------------

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                           Mexican Inflation September 2001 - September 2002           4.95%
                           Argentine Inflation September 2001 - September 2002        38.70%
                           Mexican Peso / U.S.Dollar at September 30, 2002           10.240
                           Argentine Peso / U.S.Dollar at September 30 2002           3.740
                           Mexican Peso / Argentine peso at September 30 2002         2.738

                  Selected Information                                       Selected Information

For the nine months ended September 30, 2002                  For the three months ended September 30, 2002

Expressed in Pesos as of September 30, 2002                   Expressed in Pesos as of September 30, 2002
                                                  2002                                                         2002
-------------------------------------------------------       ------------------------------------------------------
Depreciation (1)                                 419.2        Depreciation (1)                                120.7
Amortization and others                          316.2        Amortization and others                         120.2
Capital Expenditures (2)                         766.1        Capital Expenditures (2)                        245.1
-------------------------------------------------------       ------------------------------------------------------
(1) (Includes goodwill amortization)                          (1) (Includes goodwill amortization)
(2) (Includes Bottles and Cases and Deferred Charges)         (2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information                                      Sales Volume Information
Expressed in millions of unit cases                           Expressed in millions of unit cases
                                      2002        2001                                             2002        2001
-------------------------------------------------------       ------------------------------------------------------
Mexico (3)                           375.5       355.5        Mexico (3)                          130.5       122.3
  Valley of Mexico                   281.5       264.3          Valley of Mexico                   97.7        90.6
  Southeast                           94.0        91.2          Southeast                          32.9        31.7
Buenos Aires                          79.8        95.1        Buenos Aires                         27.2        29.7
-------------------------------------------------------       ------------------------------------------------------
Total                                455.3       450.6        Total                               157.7       152.0
=======================================================       ======================================================
(3)Includes 6.1 MCU of Kin light                              (3) Includes 3.4 MCU of Kin light

Product Mix by Brand                                          Product Mix by Brand
(Colas / Flavors (3) / Water)                                 (Colas / Flavors / Water)
Expressed as a percentage of total volume                     Expressed as a percentage of total volume
                                      2002        2001                                             2002        2001
-------------------------------------------------------       ------------------------------------------------------
Mexico                             72/23/5     75/21/4        Mexico                            71/24/5     74/22/4
  Valley of Mexico                 72/24/4     76/20/4          Valley of Mexico                71/25/4     76/20/4
  Southeast                        71/23/6     72/22/6          Southeast                       71/22/7     71/23/6
Buenos Aires                       67/32/1     70/30/0        Buenos Aires                      71/28/1     71/29/0
-------------------------------------------------------       ------------------------------------------------------
Total                              71/25/4     74/23/3        Total                             71/25/4     74/23/3
=======================================================       ======================================================
(3) Includes 6.1 MCU of Kin light                             (3) Includes 3.4 MCU of Kin light

Product Mix by Presentation                                   Product Mix by Presentation
(Returnable / Non Returnable)                                 (Returnable / Non Returnable)
Expressed as a percentage of total volume                     Expressed as a percentage of total volume
                                      2002        2001                                             2002        2001
-------------------------------------------------------       ------------------------------------------------------
Mexico                               37/63       41/59        Mexico                              37/63       40/60
Valley of Mexico                     35/65       40/60          Valley of Mexico                  34/66       39/61
Southeast                            44/56       45/55          Southeast                         44/56       44/56
Buenos Aires                         10/90        6/94        Buenos Aires                        19/81        6/94
-------------------------------------------------------       ------------------------------------------------------
Total                                32/68       34/66        Total                               34/66       33/67
=======================================================       ======================================================
--------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Coca-Cola FEMSA, S.A. de C.V.
                                           (Registrant)



Date:  October 25, 2002                     By: /s/ HECTOR TREVINO GUTIERREZ
                                                -------------------------------
                                                Name:  Hector Trevino Gutierrez
                                                Title: Chief Financial Officer